                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                     AMERICAN MOBILE SATELLITE CORPORATION
                     -------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                   02755 R103
                                   ----------
                                 (CUSIP Number)

                                 CAROL FORSYTE
         MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                                (847) 576-7646
         --------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 JUNE 30, 1998
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   02755 R103                                            PAGE 2 of 9

1.   NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Motorola, Inc.
     F.E.I.N. 36-1115800

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
     (b)

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     6,520,532

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     6,520,532

CUSIP NO.   02755 R103                                            PAGE 3 of 9

10.  SHARED DISPOSITIVE POWER

     -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,520,532


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%


14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 02755 R103                                                 PAGE 4 of 9


                        AMENDMENT NO. 1 TO SCHEDULE 13D

     This amended statement relates to the shares (the "Shares") of common stock, par value $0.01 per share, of American Mobile Satellite Corporation, a Delaware corporation ("AMSC"). The percentage of Shares reported in this Amendment as being beneficially owned by Motorola, Inc. ("Motorola") is based upon the number of outstanding Shares on April 30, 1998, as identified in AMSC's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

Item 2.  Identity and Background

     Item 2 is hereby amended and restated as follows:

     Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is one of the world's leading providers of wireless communications, semiconductors and advanced electronic systems, components and services. Major equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers. Motorola semiconductors power communication devices, computers and millions of other products. "Motorola" is a registered trademark of Motorola, Inc.

     The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix I, which is incorporated by reference. Appendix I also lists the principal business of any employer that employs a director who is not also an executive officer of Motorola. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States.

     Neither Motorola nor, to the best of Motorola's knowledge, any director or executive officer of Motorola listed on the attached Appendix I has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

     The first paragraph of Item 4 is hereby amended as follows:

     Motorola, AMSC, AMSC Acquisition Company, Inc., a wholly-owned subsidiary of AMSC, and certain other parties entered into a Stock Purchase Agreement, dated as of December 31, 1997, as amended (the "Purchase Agreement"), pursuant to which AMSC agreed to purchase certain entities which indirectly own ARDIS Company, a subsidiary of Motorola (such purchase, the "Acquisition"). On March 31, 1998 (the "Closing"), AMSC and its subsidiaries acquired these entities for a purchase price of approximately $100 million (the "Purchase Price"). The Purchase Price was paid as follows: (i) Motorola received $49,723,500 in cash at Closing; (ii) Motorola acquired 5,025,000 Shares at Closing; and (iii) upon the approval of the stockholders of AMSC at the May 20, 1998 annual stockholders' meeting, Motorola had the right to receive 1,524,217 additional Shares (the "Additional Shares"), with the Additional Shares being subject to post-Closing purchase price adjustments. Motorola's initial estimates of the post-Closing purchase price adjustment indicated that it would receive approximately 1,488,000 additional Shares. AMSC's stockholders approved of the issuance of all of the Additional Shares at such meeting and the Company thereafter issued 1,499,217 Shares to Motorola, with the remaining 25,000 Shares held by AMSC until resolution of the post-Closing purchase price adjustments. The post-Closing purchase price adjustments were resolved at the end of June 1998, and as a result, (i) the 25,000 Shares were never issued to Motorola and (ii) Motorola returned 3,685 Shares to AMSC. Following the post-Closing purchase price adjustments, Motorola holds 6,520,532 Shares.

CUSIP NO. 02755 R103                                                 PAGE 5 of 9



Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of June 30, 1998, Motorola was the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of 6,520,532 Shares (constituting 21.3% of the total outstanding shares of AMSC's common stock), of which 5,025,000 Shares were issued to Motorola on March 31, 1998 and 1,499,217 Additional Shares were issued to Motorola after the approval of AMSC's stockholders at the May 20, 1998 annual stockholders' meeting. As a result of the resolution of the post-Closing purchase price adjustments at the end of June 1998, Motorola returned 3,685 Shares to AMSC. To the best knowledge of Motorola, no Shares are beneficially owned by any of its executive officers or directors, nor do such executive officers and directors have the right to acquire any shares.

     (b) Motorola has the sole or shared power to vote or direct the vote and to dispose or direct the disposition of the 6,520,532 Shares listed as beneficially owned by Motorola in Item 5(a).

     (c) Except as set forth herein (see Item 4), Motorola had no transactions in Shares during the past 60 days. To the best of Motorola's knowledge, no director or executive officer of Motorola has engaged in any transactions in Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

CUSIP NO. 02755 R103                                                 PAGE 6 of 9


                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 22, 1998                   /s/ Linda B. Valentine
                                      ----------------------------------------
                                      Linda B. Valentine
                                      Corporate Vice President
                                      Associate General Counsel,
                                            Law Department

CUSIP NO. 02755 R103                                                 PAGE 7 of 9

                                   Appendix I

    INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

     The following table sets forth the name, age, business address, and principal occupation or employment at the present time and during the past five years of each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA, INC.

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING THE PAST FIVE YEARS, NAME AND AGE-

Gary L. Tooker....Age 59; Chairman of the Board; Director since 1986. Mr. Tooker started with Motorola in 1962, holding ascending marketing and operations assignments within the semiconductor business. He served as General Manager of the Semiconductor Products Sector from 1981 through 1986 becoming Executive Vice President and General Manager in 1984; Senior Executive Vice President and Chief Corporate Staff Officer in 1986; Chief Operating Officer in 1988; President in 1990; Vice Chairman of the Board and Chief Executive Officer in 1993; and Chairman of the Board in January of 1997. He is a member of the Board of Directors of Eaton Corporation, Atlantic Richfield Company (ARCO) and Catalyst.

Ronnie C. Chan....Age 48; Director since 1997. Mr. Chan has been the Chairman of
Hong Kong based Hang Lung Development Group since 1991. Hang Lung Development Group is made up of three publicly traded companies in property development, property investment and hotels. In 1986, Mr. Chan co-founded the private Morningside/Springfield Group and is a director of certain companies within the Group. The Morningside Group directs investments in private companies. The Springfield Group engages in financial trading, fund management and investment consulting. He is a member of the Board of Directors of Enron Corporation and Standard Chartered PLC. His business address is: Hang Lung Development Company Limited, 28/F Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong.

H. Laurance Fuller....Age 59; Director since 1994. Mr. Fuller is Chairman of the
Board and Chief Executive Officer of Amoco Corporation, an energy company. Mr. Fuller was elected President of Amoco Corporation in 1983, and its Chairman of the Board and Chief Executive Officer in 1991. He has been a member of Amoco Corporation's Executive Committee and a member of the Board of Directors of Amoco since 1981. Mr. Fuller joined Amoco in 1961, was named President of Amoco Oil Company in 1978, and was elected Executive Vice President of Amoco Corporation in 1981. He is also a director of The Chase Manhattan Corporation, The Chase Manhattan Bank, N.A., Abbott Laboratories, Security Capital Group, the American Petroleum Institute, Catalyst, and Rehabilitation Institute of Chicago. His business address is: Amoco Corporation, 200 East Randolph Street, Chicago, IL 60601.

Christopher B. Galvin....Age 48; Chief Executive Officer since January 1997;
Director since 1988. Mr. Galvin began working for Motorola part-time in 1967 and full-time in 1973. Between 1973 and 1988 he served in sales, sales management, marketing, product management, service management and general management positions in Motorola's two-way Radio, Tegal subsidiary (semiconductor capital equipment products) and paging businesses. In 1988, he became Chief Corporate Staff Officer and was elected to the Board of Directors. In 1990, he was appointed to the Office of the Chief Executive as Senior Executive Vice President and Assistant Chief Operating Officer. He served as President and Chief Operating Officer from 1993 until he became Chief Executive Officer on January 1, 1997. Mr. Galvin is the son of Robert W. Galvin.

Robert W. Galvin....Age 75; Chairman of the Executive Committee since 1990;
Director since 1945. Mr. Galvin started his career at Motorola in 1940. He held the senior officership position in Motorola from 1959 until 1990, when he became Chairman of the Executive Committee. He continues to serve as a full time officer of Motorola.

Robert L. Growney....Age 55; Director since 1997. Mr. Growney began his career with Motorola in 1966 holding various positions in Motorola's wireless communications businesses. He was appointed a company officer in 1985, elected corporate vice president by the Board of Directors in 1986, elevated to senior vice president in 1989, to executive vice president in 1992, and to President and General Manager of the Messaging, Information and Media Sector in 1994. He was elected President and Chief Operating Officer effective January 1, 1997 and elected to the Board of Directors in February of 1997. He is currently a Director of Microware Systems Corporation.

Anne P. Jones....Age 63; Director since 1984. Ms. Jones is currently working as a consultant. She was a partner in the Washington, D.C. office of the Sutherland, Asbill & Brennan law firm from 1983 until 1994. Prior thereto, she was a Commissioner of the Federal Communications Commission, General Counsel of the Federal Home Loan Bank Board, and was on the staff of the Securities and Exchange Commission from 1968 to 1977. She was Director of the Division of Investment Management of the Securities and Exchange Commission in 1976 and 1977. Ms. Jones is a director of the IDS Mutual Fund Group, Amnex, Inc., and C-COR Electronics, Inc. Her business address is: 5716 Bent Branch Road, Bethesda, MD 20816.

Donald R. Jones....Age 68; Director since 1987. Mr. Jones joined Motorola in
1951; became Director of Finance and Planning of the Communications Division in

                                                                     Page 8 of 9

1968; Treasurer of Motorola in 1971; Vice President and Assistant Chief Financial Officer in 1974; Senior Vice President and Assistant Chief Financial Officer in 1984; and Executive Vice President and Chief Financial Officer in 1985. He retired in 1991. He is a trustee of the Kemper Mutual Funds, Chicago, Illinois. His business address is: 1776 Beaver Pond Road, Inverness, IL 60067.

Judy C. Lewent....Age 49; Director since 1995. Ms. Lewent has been Senior Vice
President and Chief Financial Officer, Merck & Co., Inc., a pharmaceuticals company, since 1992 and was formerly its Vice President--Finance and Chief Financial Officer (1990-1992) and Vice President and Treasurer (1987-1990). She is also a director of Astra Merck, Inc.; the DuPont Merck Pharmaceutical Company; Johnson & Johnson Merck Consumer Pharmaceuticals Company; The Quaker Oats Company; Chugai MSD Co. Ltd; and Merial Limited. Her business address is:
Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey....Age 60; Director since 1993. Dr. Massey is President of
Morehouse College. After becoming staff physicist and post-doctoral fellow at Argonne National Laboratory, assistant professor at the University of Illinois, associate professor and professor of physics at Brown University, Dr. Massey then joined Argonne National Laboratory as its director and was named to the additional position of Vice President for Research of the University of Chicago in 1982. In 1984, Dr. Massey became Vice President for Research and for Argonne National Laboratory, the University of Chicago. In 1991, he was appointed by President Bush as the Director of the National Science Foundation. In April, 1993 he became Provost and Senior Vice President, Academic Affairs, University of California System, and since August, 1995 he has been President of Morehouse College. He is a director of Amoco Corporation and BankAmerica Corporation and its subsidiary, Bank of America, N.T.S.A. Dr. Massey previously served as a director of Motorola from May 1984 until May 1991 when he accepted his appointment to the National Science Foundation. His business address is:
Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Thomas J. Murrin....Age 69; Director since 1991. Mr. Murrin has been Dean of
Duquesne University's School of Business Administration since January 1991. He previously was Deputy Secretary of the U.S. Department of Commerce and served as a U.S. delegate to the NATO Industrial Advisory Group and as a member of the Defense Policy Advisory Committee on Trade from July 1989 to January 1991. From 1983 to 1987 he was President of the Energy and Advanced Technology Group of Westinghouse Electric Corporation, which he joined in 1951. He is a director of Duquesne Light Company and its holding company, DQE, Inc. His business address is: Duquesne University School of Business Administration, Room 405, Rockwell Hall, 600 Douglas Ave, Pittsburgh, PA 15282.

Nicholas Negroponte....Age 54; Director since 1996. Mr. Negroponte is a founder and director of the Massachusetts Institute of Technology's Media Laboratory an interdisciplinary, multi-million dollar research center focusing exclusively on the study and experimentation of future forms of human and machine communication. In 1967 he founded MIT's pioneering Architecture Machine Group, a combination lab and think tank responsible for many radically new approaches to the human-computer interface. He joined the MIT faculty in 1966 and became a full professor in 1990. In 1992 Mr. Negroponte co- founded Wired magazine of which he is the senior columnist. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr.....Age 59; Director since 1994. Mr. Pepper is Chairman of the Board of Directors and Chief Executive of Procter & Gamble Co., a consumer products company. Mr. Pepper joined Procter & Gamble in 1963, became General Manager of Procter & Gamble Italia in 1974, and was named Division Manager-- International in 1977. In 1978 he returned to the U.S. as Vice President-- Packaged Soap and Detergent Division. He was elected Executive Vice President of Procter & Gamble Co. and was named to its Board of Directors in 1984, was named President in 1986 and was named Chairman of the Board and Chief Executive in July, 1995. Mr. Pepper is also a director of the Xerox Corporation. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III....Age 54; Director since 1993. Mr. Scott is currently
President of Corn Products International. Prior to this position, he was Vice President of CPC International and President of CPC's worldwide corn refining business. Mr. Scott joined CPC International in 1973 in the corn refining business. He held a number of positions during his career with CPC. He became a Vice President of CPC in 1991 and President of the Corn Refining Division in 1995. On December 31, 1997, CPC spun off its corn refining division as a separate corporation, Corn Products International. Mr. Scott serves on the Board of Directors of Corn Products International, Reynolds Metals Company, the Corn Refiners Association and Inroads Chicago. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

B. Kenneth West....Age 64; Director since 1976. Mr. West is currently serving as
Senior Consultant for corporate governance to Teachers Insurance and Annuity Association, College Retirement Equities Fund, a major pension fund company. He retired as Chairman of the Board of Harris Trust and Savings Bank and its holding company, Harris Bankcorp, Inc. in 1995 where he had been employed since 1957. He is also a director of The Pepper Companies, Inc. His business address is: Harris Bankcorp, Inc. P.O. Box 775, Chicago, IL 60609.

Dr. John A. White....Age 58; Director since 1995. Dr. White has served since
July 1997, as Chancellor of the University of Arkansas. Dr. White served from July 1991 to July 1997, as Dean of Engineering at Georgia Institute of Technology, having been a member of the faculty since 1975. During the period from July 1988 to September 1991, he served as Assistant Director of the National Science Foundation in Washington, D.C. He is a director of Eastman Chemical Company, CAPS Logistics, Inc., Logility, Inc., and Russell Corporation. His business address is: University of Arkansas, 425 Administration Building,
                                                                     Page 9 of 9

Fayetteville, AR 72701.

EXECUTIVE OFFICERS OF MOTOROLA (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING PAST FIVE YEARS, NAME, AND AGE -

Keith J. Bane....Age 59; Executive Vice President and President, Americas Region
since March 1997; Executive Vice President and Chief Corporate Staff Officer from February 1995 to March 1997; Senior Vice President and Chief Corporate Staff Officer from August 1994 to February 1995; Senior Vice President and Director of Strategy, Technology and External Relations from October 1993 to August 1994; and Senior Vice President and Director of Strategy from November 1988 to October 1993.

Robert L. Barnett....Age 57; Executive Vice President and President, Commercial
Government and Industrial Solutions Sector since July 1998; Executive Vice President and President Land Mobile Products Sector from March 1997 to July 1998; Senior Vice President, President and General Manager, Land Mobile Products Sector from March 1996 to March 1997; Corporate Vice President and General Manager, iDEN Group, Land Mobile Products Sector from May 1995 to March 1996. President, Nexteps, Inc. an international communications consulting firm from 1992 to 1995. His business address is 1301 E. Algonquin Road, Schaumburg, IL 60196.

Arnold S. Brenner.... Age 61; Executive Vice President and President, Global
Government Relations and Standards since 1997; interim President, Europe Middle East and Africa Region since April 1998; Executive Vice President and General Manager, Japan Group from November 1988 to 1997. His business address is: 3102
N. 56th Street, Phoenix, AZ 85018.

Glenn A. Gienko....Age 46; Executive Vice President and Director of Human
Resources since May 1996; Senior Vice President and Director of Human Resources from June 1995 to May 1996; Corporate Vice President--Human Resources, General Systems Sector from February 1994 to June 1995; and Vice President--Human Resources, General Systems Sector from June 1990 to February 1994.

Merle L. Gilmore....Age 50; Executive Vice President and President,
Communications Enterprise, Acting President, Network Solutions Sector since July 1998; Executive Vice President and Deputy to the Chief Executive Office for the Enterprise-Wide Communications Business Plan from April 1998 to July 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from March 1997 to April 1998; Executive Vice President, President and General Manager, Land Mobile Products Sector ("LMPS"), from July 1994 to March 1997; Senior Vice President and President and General Manager, LMPS, from June 1994 to July 1994; Senior Vice President and Assistant General Manager, LMPS, from July 1992 to June 1994.

Carl F. Koenemann....Age 60; Executive Vice President and Chief Financial
Officer since December 1991.

Ferdinand C. Kuznik....Age 57; Executive Vice President and President, Personal
Communications Sector since July 1998; Executive Vice President and President, Cellular Subscriber Sector from August 1997 to July 1998; Senior Vice President and General Manager, Communications & Electronics Group, Land Mobile Products Sector from 1993 to August 1997. His business address is: 600 North U.S. Highway 45, Libertyville, Illinois 60048.

Peter Lawson....Age 52; Executive Vice President, General Counsel and Secretary
to the Board since May, 1998; Senior Vice President, General Counsel and Secretary to the Board since November 1996; Senior Vice President and General Counsel from March 1996 to November 1996; Senior Vice President and Assistant General Counsel from November 1994 to March 1996; Corporate Vice President and Assistant General Counsel from November 1987 to November 1994.

James A. Norling....Age 56; Executive Vice President and Deputy to the Chief
Executive Office, and acting President of Global Telecom Solutions Group since July 1998; Executive Vice President and President, Messaging, Information and Media Sector from January 1997 to July 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from April 1993 to December 1996; and Executive Vice President, and President and General Manager, Semiconductor Products Sector from December 1989 to April 1993. His business address is: 1301 E. Algonquin Road, Schaumburg, IL 60196.

Hector Ruiz....Age 52; Executive Vice President and President, Semiconductor
Products Sector since May 1997; Executive Vice President, Office of the President, SPS from February 1997 to May 1997; Executive Vice President and General Manager, Messaging Systems Products Group, Messaging Information and Media Sector from April 1996 to February 1997; Executive Vice President and General Manager, Paging Products Group, Messaging Information and Media Sector from 1994 to April 1996; and Senior Vice President and General Manager, Paging Products Group, Paging and Telepoint Systems Group from 1991 to 1994. His business address is: 6501 William Cannon Drive, Austin, TX 78735.

Frederick T. Tucker....Age 57; Executive Vice President and President,
Automotive, Component, Computer and Energy Sector since September 1992. His business address is: 4000 Commercial Drive, Northbrook, IL 60062.

Richard W. Younts....Age 58; Executive Vice President and President, Asia
Pacific Region since March 1997; Executive Vice President and Corporate Executive Director International-Asia and Americas from December 1993 to March 1997; and Senior Vice President and Corporate Executive Director, International-Asia and Americas from July 1991 to December 1993.

1968; Treasurer of Motorola in 1971; Vice President and Assistant Chief Financial Officer in 1974; Senior Vice President and Assistant Chief Financial Officer in 1984; and Executive Vice President and Chief Financial Officer in 1985. He retired in 1991. He is a trustee of the Kemper Mutual Funds, Chicago, Illinois. His business address is: 1776 Beaver Pond Road, Inverness, IL 60067.

Judy C. Lewent....Age 49; Director since 1995. Ms. Lewent has been Senior Vice
President and Chief Financial Officer, Merck & Co., Inc., a pharmaceuticals company, since 1992 and was formerly its Vice President--Finance and Chief Financial Officer (1990-1992) and Vice President and Treasurer (1987-1990). She is also a director of Astra Merck, Inc.; the DuPont Merck Pharmaceutical Company; Johnson & Johnson Merck Consumer Pharmaceuticals Company; The Quaker Oats Company; Chugai MSD Co. Ltd; and Merial Limited. Her business address is:
Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey....Age 60; Director since 1993. Dr. Massey is President of
Morehouse College. After becoming staff physicist and post-doctoral fellow at Argonne National Laboratory, assistant professor at the University of Illinois, associate professor and professor of physics at Brown University, Dr. Massey then joined Argonne National Laboratory as its director and was named to the additional position of Vice President for Research of the University of Chicago in 1982. In 1984, Dr. Massey became Vice President for Research and for Argonne National Laboratory, the University of Chicago. In 1991, he was appointed by President Bush as the Director of the National Science Foundation. In April, 1993 he became Provost and Senior Vice President, Academic Affairs, University of California System, and since August, 1995 he has been President of Morehouse College. He is a director of Amoco Corporation and BankAmerica Corporation and its subsidiary, Bank of America, N.T.S.A. Dr. Massey previously served as a director of Motorola from May 1984 until May 1991 when he accepted his appointment to the National Science Foundation. His business address is:
Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Thomas J. Murrin....Age 69; Director since 1991. Mr. Murrin has been Dean of
Duquesne University's School of Business Administration since January 1991. He previously was Deputy Secretary of the U.S. Department of Commerce and served as a U.S. delegate to the NATO Industrial Advisory Group and as a member of the Defense Policy Advisory Committee on Trade from July 1989 to January 1991. From 1983 to 1987 he was President of the Energy and Advanced Technology Group of Westinghouse Electric Corporation, which he joined in 1951. He is a director of Duquesne Light Company and its holding company, DQE, Inc. His business address is: Duquesne University School of Business Administration, Room 405, Rockwell Hall, 600 Douglas Ave, Pittsburgh, PA 15282.

Nicholas Negroponte....Age 54; Director since 1996. Mr. Negroponte is a founder and director of the Massachusetts Institute of Technology's Media Laboratory an interdisciplinary, multi-million dollar research center focusing exclusively on the study and experimentation of future forms of human and machine communication. In 1967 he founded MIT's pioneering Architecture Machine Group, a combination lab and think tank responsible for many radically new approaches to the human-computer interface. He joined the MIT faculty in 1966 and became a full professor in 1990. In 1992 Mr. Negroponte co- founded Wired magazine of which he is the senior columnist. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr.....Age 59; Director since 1994. Mr. Pepper is Chairman of the Board of Directors and Chief Executive of Procter & Gamble Co., a consumer products company. Mr. Pepper joined Procter & Gamble in 1963, became General Manager of Procter & Gamble Italia in 1974, and was named Division Manager-- International in 1977. In 1978 he returned to the U.S. as Vice President-- Packaged Soap and Detergent Division. He was elected Executive Vice President of Procter & Gamble Co. and was named to its Board of Directors in 1984, was named President in 1986 and was named Chairman of the Board and Chief Executive in July, 1995. Mr. Pepper is also a director of the Xerox Corporation. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III....Age 54; Director since 1993. Mr. Scott is currently
President of Corn Products International. Prior to this position, he was Vice President of CPC International and President of CPC's worldwide corn refining business. Mr. Scott joined CPC International in 1973 in the corn refining business. He held a number of positions during his career with CPC. He became a Vice President of CPC in 1991 and President of the Corn Refining Division in 1995. On December 31, 1997, CPC spun off its corn refining division as a separate corporation, Corn Products International. Mr. Scott serves on the Board of Directors of Corn Products International, Reynolds Metals Company, the Corn Refiners Association and Inroads Chicago. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

B. Kenneth West....Age 64; Director since 1976. Mr. West is currently serving as
Senior Consultant for corporate governance to Teachers Insurance and Annuity Association, College Retirement Equities Fund, a major pension fund company. He retired as Chairman of the Board of Harris Trust and Savings Bank and its holding company, Harris Bankcorp, Inc. in 1995 where he had been employed since 1957. He is also a director of The Pepper Companies, Inc. His business address is: Harris Bankcorp, Inc. P.O. Box 775, Chicago, IL 60609.

Dr. John A. White....Age 58; Director since 1995. Dr. White has served since
July 1997, as Chancellor of the University of Arkansas. Dr. White served from July 1991 to July 1997, as Dean of Engineering at Georgia Institute of Technology, having been a member of the faculty since 1975. During the period from July 1988 to September 1991, he served as Assistant Director of the National Science Foundation in Washington, D.C. He is a director of Eastman Chemical Company, CAPS Logistics, Inc., Logility, Inc., and Russell Corporation. His business address is: University of Arkansas, 425 Administration Building,

Fayetteville, AR 72701.

EXECUTIVE OFFICERS OF MOTOROLA (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL, OFFICES OR EMPLOYMENT HELD DURING PAST FIVE YEARS, NAME, AND AGE -

Keith J. Bane....Age 59; Executive Vice President and President, Americas Region
since March 1997; Executive Vice President and Chief Corporate Staff Officer from February 1995 to March 1997; Senior Vice President and Chief Corporate Staff Officer from August 1994 to February 1995; Senior Vice President and Director of Strategy, Technology and External Relations from October 1993 to August 1994; and Senior Vice President and Director of Strategy from November 1988 to October 1993.

Robert L. Barnett....Age 57; Executive Vice President and President, Commercial
Government and Industrial Solutions Sector since July 1998; Executive Vice President and President Land Mobile Products Sector from March 1997 to July 1998; Senior Vice President, President and General Manager, Land Mobile Products Sector from March 1996 to March 1997; Corporate Vice President and General Manager, iDEN Group, Land Mobile Products Sector from May 1995 to March 1996. President, Nexteps, Inc. an international communications consulting firm from 1992 to 1995. His business address is 1301 E. Algonquin Road, Schaumburg, IL 60196.

Arnold S. Brenner.... Age 61; Executive Vice President and President, Global
Government Relations and Standards since 1997; interim President, Europe Middle East and Africa Region since April 1998; Executive Vice President and General Manager, Japan Group from November 1988 to 1997. His business address is: 3102
N. 56th Street, Phoenix, AZ 85018.

Glenn A. Gienko....Age 46; Executive Vice President and Director of Human
Resources since May 1996; Senior Vice President and Director of Human Resources from June 1995 to May 1996; Corporate Vice President--Human Resources, General Systems Sector from February 1994 to June 1995; and Vice President--Human Resources, General Systems Sector from June 1990 to February 1994.

Merle L. Gilmore....Age 50; Executive Vice President and President,
Communications Enterprise, Acting President, Network Solutions Sector since July 1998; Executive Vice President and Deputy to the Chief Executive Office for the Enterprise-Wide Communications Business Plan from April 1998 to July 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from March 1997 to April 1998; Executive Vice President, President and General Manager, Land Mobile Products Sector ("LMPS"), from July 1994 to March 1997; Senior Vice President and President and General Manager, LMPS, from June 1994 to July 1994; Senior Vice President and Assistant General Manager, LMPS, from July 1992 to June 1994.

Carl F. Koenemann....Age 60; Executive Vice President and Chief Financial
Officer since December 1991.

Ferdinand C. Kuznik....Age 57; Executive Vice President and President, Personal
Communications Sector since July 1998; Executive Vice President and President, Cellular Subscriber Sector from August 1997 to July 1998; Senior Vice President and General Manager, Communications & Electronics Group, Land Mobile Products Sector from 1993 to August 1997. His business address is: 600 North U.S. Highway 45, Libertyville, Illinois 60048.

Peter Lawson....Age 52; Executive Vice President, General Counsel and Secretary
to the Board since May, 1998; Senior Vice President, General Counsel and Secretary to the Board since November 1996; Senior Vice President and General Counsel from March 1996 to November 1996; Senior Vice President and Assistant General Counsel from November 1994 to March 1996; Corporate Vice President and Assistant General Counsel from November 1987 to November 1994.

James A. Norling....Age 56; Executive Vice President and Deputy to the Chief
Executive Office, and acting President of Global Telecom Solutions Group since July 1998; Executive Vice President and President, Messaging, Information and Media Sector from January 1997 to July 1998; Executive Vice President and President, Motorola Europe, Middle East and Africa from April 1993 to December 1996; and Executive Vice President, and President and General Manager, Semiconductor Products Sector from December 1989 to April 1993. His business address is: 1301 E. Algonquin Road, Schaumburg, IL 60196.

Hector Ruiz....Age 52; Executive Vice President and President, Semiconductor
Products Sector since May 1997; Executive Vice President, Office of the President, SPS from February 1997 to May 1997; Executive Vice President and General Manager, Messaging Systems Products Group, Messaging Information and Media Sector from April 1996 to February 1997; Executive Vice President and General Manager, Paging Products Group, Messaging Information and Media Sector from 1994 to April 1996; and Senior Vice President and General Manager, Paging Products Group, Paging and Telepoint Systems Group from 1991 to 1994. His business address is: 6501 William Cannon Drive, Austin, TX 78735.

Frederick T. Tucker....Age 57; Executive Vice President and President,
Automotive, Component, Computer and Energy Sector since September 1992. His business address is: 4000 Commercial Drive, Northbrook, IL 60062.

Richard W. Younts....Age 58; Executive Vice President and President, Asia
Pacific Region since March 1997; Executive Vice President and Corporate Executive Director International-Asia and Americas from December 1993 to March 1997; and Senior Vice President and Corporate Executive Director, International-Asia and Americas from July 1991 to December 1993.